Exhibit 99.2

PARAZERO TECHNOLOGIES LTD.’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2025

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”).

Unless the context requires otherwise, the terms “ParaZero,” “we,” “us,” “our,” “the Company,” and similar designations refer to ParaZero Technologies Ltd. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of ParaZero.

References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, par value NIS 0.02 per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our lack of operating history;

●	our current and future capital requirements and our belief that our existing cash will be sufficient to fund our operations for more than one year from the date that the financial statements are issued;

●	our ability to obtain necessary regulatory approvals from the U.S. Federal Aviation Administration or other governmental agencies, or limitations put on the use of small unmanned aerial systems (“UASs”) in response to public privacy concerns;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for drone safety systems and counter unmanned aerial systems (“C-UAS”);

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	acceptance of our business model by investors

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

The preceding list is not intended to be an exhaustive list of any forward-looking statements and are based on our beliefs, assumptions and expectations of future performance, taking into account the information available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results to differ materially from the results expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward- looking statements after the date hereof to conform these statements to actual results or to changes in our expectations.

Risk Factors

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024.

Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and the related notes included in our Final Prospectus, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in U.S. dollars, except as otherwise noted.

Overview

We are a leading aerospace technology company specializing in advanced safety systems for unmanned aerial systems (UAS), with solutions serving both the commercial drone industry and defense applications, including counter-UAS (C-UAS) technologies and military-grade logistics systems.

With a strong foundation in aviation safety and innovation, our mission is to enable the safe and effective integration of unmanned aerial vehicles (UAVs) into complex airspaces worldwide. Our comprehensive product portfolio supports a wide range of operational requirements from commercial drone operations in urban environments to tactical military deployments, positioning us as a key enabler in the evolving global aerospace ecosystem.

We were founded in 2014 in Be’er Sheva, Israel by a group of aviation professionals and entrepreneurs who recognized the urgent need for robust safety solutions in the emerging drone industry. We were established in response to a near-accident that highlighted the risks associated with the rapid proliferation of UAVs.

Since our inception, we have focused on the development of autonomous safety technologies that mitigate those risks, ensuring safe and scalable drone operations. Today, we are headquartered in Kfar Saba, Israel, where we maintain our core, in-house research, development, manufacturing, and assembly capabilities, which together with our collaborations and partnership with third parties, give us a global distribution footprint.

Commercial UAV Safety Systems

Our flagship commercial product line is the SafeAir system—an autonomous parachute recovery solution designed to detect critical failures and deploy a parachute to safely ground UAVs. SafeAir is available as a commercially off-the-shelf solution for widely used drone platforms, such as DJI’s Matrice and Mavic series, as well as custom-integrated variants for enterprise, industrial, and specialized UASs, including those used in urban air mobility, logistics, and infrastructure inspection.

SafeAir integrates directly with a drone’s onboard systems, offering real-time anomaly detection and automated deployment. The system is compliant with global safety standards, including ASTM, and is recognized by regulators, such as the U.S. Federal Aviation Administration  (FAA), the European Union Aviation Safety Agency (EASA), the Australian Civil Aviation Safety Authority (CASA) and other civil aviation authorities across the word, which enables operators to meet operational requirements for beyond-visual-line-of-sight (BVLOS) flights and missions conducted over people.

With over 10,000 systems deployed globally across North America, LATAM, EMEA, APAC, and Australia, we support both individual operators and enterprise clients. We maintain close collaborations with global aviation authorities to support certification and ensure safe integration of drones into national airspaces.

Expansion into Defense and Security Markets

In 2023, we expanded into the defense and homeland security sectors with a portfolio of UAV solutions tailored for military-grade applications. This strategic move reflects the growing need for reliable, field-ready drone technologies in modern tactical environments.

DefendAir is our proprietary C-UAS system, designed to autonomously detect, track and intercept unauthorized drones using an integrated net-launch mechanism. Compact, lightweight, and fully autonomous, DefendAir is optimized for critical infrastructure protection and urban security operations.

DropAir is a high-precision aerial delivery system developed by us at the request of the Israeli Ministry of Defense and the Israel Defense Forces (IDF) Medical Corps. Originally designed to enable the rapid delivery of blood transfusion units to the battlefield, DropAir has since evolved into a versatile system capable of transporting medical supplies, ammunition and other critical payloads in denied or hard-to-reach areas. The system integrates our proprietary guidance, stabilization and release technologies, and has been successfully integrated with both commercial and military-grade UAVs. In 2025, DropAir received export approval from Israel’s Ministry of Defense.

Israeli-Based Development and Manufacturing

Our entire product development, system design and final assembly activities take place in Israel, leveraging the country’s advanced aerospace, defense and high-tech ecosystems. This domestic vertical integration ensures strict quality control, faster innovation cycles and resilient supply chains. We also maintain close partnerships with leading Israeli defense corporates and global aerospace integrators.

By combining deep engineering expertise with a commitment to global aviation safety and operational excellence, we continue to lead in both civilian and defense UAV markets. We remain focused on expanding our global footprint, advancing regulatory engagement, and delivering mission-critical technologies for the next generation of uncrewed flight.

Recent Offerings

Registered Direct Offering – February 2025

On February 13, 2025, we closed a registered direct offering, or the February 2025 RDO, with investors for the purchase and sale of (i) 2,518,182 of our ordinary shares and (ii) pre-funded warrants to purchase up to 300,000 ordinary shares at a purchase price of $1.10 per ordinary share and $1.09999 per pre-funded warrant. The pre-funded warrants were immediately exercisable at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The aggregate gross proceeds to us from the February 2025 RDO were approximately $3.1 million.

As of the date hereof, the pre-funded warrants issued in the February 2025 RDO have been exercised in full into 300,000 ordinary shares. In connection with the February 2025 RDO, we paid an aggregate of $232,500 in placement agent fees and reimbursed the placement agent’s actual out-of-pocket expenses up to $55,000.

Registered Direct Offering – August 2025

On August 4, 2025, we closed a registered direct offering, or the August 2025 RDO, with investors for the purchase and sale of (i) 1,700,001 of our ordinary shares and (ii) pre-funded warrants to purchase up to 300,000 ordinary shares at a purchase price of $1.10 per ordinary share and $1.09999 per pre-funded warrant. The pre-funded warrants were immediately exercisable at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The aggregate gross proceeds from the August 2025 RDO were approximately $2.2 million.

As of the date hereof, 200,000 pre-funded warrants issued in the August 2025 RDO have been exercised in fully into 200,000 ordinary shares. In connection with the August 2025 RDO, we paid an aggregate of $100,000 in financial advisory fees.

Impact of the War in Israel

In October 2023, Israel was attacked by a terrorist organization and entered a state of war on several fronts. In June 2025, a new round of direct hostilities broke out between Israel and Iran, involving significant missile and drone strikes exchanged between the two countries. This escalation has heightened regional instability, increased security risks across Israel, resulted in significant travel restrictions, facility closures and shelter-in-place orders, including remote work measures, in various locations, and may further impact critical infrastructure, supply chains, and the broader Israeli economy. While a ceasefire was reached between Israel and Iran after 12 days of hostilities, the situation remains volatile. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. Such clashes may escalate in the future into greater regional conflict. Our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. However, the intensity and duration of the current security situation in Israel is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general.

We are closely monitoring the developments of this war. See “Item 3.D Risk Factors— Risks Related to Our Incorporation, Location and Operations in Israel– Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel including the recent war with Hamas and other terrorist organizations from the Gaza Strip.” in the Annual Report for additional information.

Components of Operating Results

Sales

Revenue is recognized when (or as) control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration the Company is contractually due in exchange for those services or goods. The Company follows five steps to record revenue: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) we satisfy our performance obligations.

The Company’s revenues consist of sales of drone safety systems with a one-year warranty, directly to customers via direct sales to system manufactures, resellers and an online store. The payment terms are usually an advance payment through a credit card or a bank wire or 30 to 60 days credit upon delivery of the product for certain existing clients.

The Company recognizes revenue from the sale of its products at the point of time when control is transferred to its customers. Once the Company’s products have been physically delivered to the agreed location, the Company no longer has a physical holding but has a present right to receive payment without retaining any significant risks or benefits.

The Company’s products include warranties which require the Company to either replace or repair defective products during the warranty period if the products fail to comply with their described specifications. Such warranties are not accounted for as separate performance obligations and hence no revenue is allocated to them. Instead, a provision is made for the costs of satisfying the warranties.

Each transaction of a product sale (including a warranty) consists of one performance obligation.

The Company recognizes revenue from customization agreements at a point in time for agreements that consist of single combined performance obligation of design of services and supply of a customized product that is satisfied at a point in time once the prototype is delivered to the customer and can be integrated into its equipment.

With the commencement of development and customization contracts during year ended December 31, 2024, in which the performance obligation is satisfied over time, the Company measures the progress of the project using the input method based on the company’s efforts to satisfy the performance obligation.

Cost of Sales

Cost of sales consists primarily of expenses related to the purchase of materials of products sold, salary and related. It also consists of write down charges of obsolete inventory items, warranty on product sold and royalties to the Israel Innovation Authority (“IIA”) on sales.

The Government of Israel, through the IIA, encourages research and development projects by providing grants. We may receive grants from the IIA at the rates that range from 20% to 50% of the research and development expenses, as prescribed by the research committee of the IIA. Our research and development efforts relating to our product have been financed in part through royalty-bearing grants in an aggregate amount of approximately $748,000 received from the IIA, as of June 30, 2025, none of which were received during the six months ended June 30, 2025. As of the same date, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of approximately $587,000. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed in whole or in part using these IIA grants. For information regarding our obligations in connection with the grants received from the IIA under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, see “Government Grants and Related Royalties” below.

Operating expenses

Our current operating expenses consist of three components: (i) research and development expenses; (ii) sales and marketing expenses and (iii) general and administrative expenses. Labor costs are the most significant component of operating expenses and consist of salaries including benefits.

Research and development expenses

Research and development, or R&D, expenses consist primarily of labor costs, subcontractors, material and costs associated with patent-related expenses. Costs are expensed as they are incurred.

We anticipate that our research and development expenses will increase in the future as we increase our development headcount and infrastructure to support our continued research and development programs and the potential commercialization of our products.

Sales and marketing expenses

Sales and marketing expenses consist primarily of labor costs and consultants.

General and administrative expenses

General and administrative expenses consist primarily of labor costs, professional service fees and facilities.

As a public company whose ordinary shares are listed in the United States, we incur significant expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Finance income and expenses

Finance income consists of interest received on short term deposits and finance expenses consist of changes in the fair value of convertible notes, changes in fair value of derivative warrant liability, and other finance expenses and income which mainly included currency exchange rate differences and bank charges.

Income Taxes

We have yet to generate taxable income in Israel. As of June 30, 2025, our net operating loss carryforwards for tax purposes were approximately $24.7 million. We anticipate that we will continue to generate losses for the foreseeable future and that we will be able to carry forward these losses for tax purposes indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Comparison of the Six Months Ended June 30, 2025 to the Six Months Ended June 30, 2024

Results of Operations

	Six months ended June 30,
(in USD, except share and per share data)	2025	2024
Statements of Operations Data:
Sales	357,979	282,693
Cost of sales	(431,888)	(209,529)
Gross profit	(73,909)	73,164
Research and development expenses	(1,155,436)	(662,440)
Sales and marketing expenses	(752,420)	(516,401)
General and administrative expenses	(1,670,513)	(1,122,759)
Operating loss	(3,652,278)	(2,228,436)
Change in fair value of derivative warrant liabilities	(1,253,042)	(67,227)
Other finance income, net	103,281	135,115
Net loss and comprehensive loss	(2,295,955)	(2,026,094)
Basic and diluted loss per share	(0.14)	(0.19)
Weighted average number of shares outstanding used in computing basic and diluted loss per share	16,018,334	10,940,958

Sales

Sales increased by $75,286, or 26.6%, to $357,979 for the six months ended June 30, 2025, compared to $282,693 for the six months ended June 30, 2024. This increase was mainly attributed to the company shifting towards sales of newly developed products, mainly in the defense sector, and original equipment manufacturer integrations that contributed to a higher volume of sales rather than to the aftermarket segment.

Cost of sales

Cost of sales increased by $222,359, or 106.1%, to $431,888 for the six months ended June 30, 2025, compared to $209,529 for the six months ended June 30, 2024. The increase was mainly due to the increase in the volume of sales and product mix during the six months ended June 30, 2025, an inventory write-off of $81,677 and higher overhead costs and personnel related to the new lease for our corporate offices and headquarters.

Research and Development Expenses

R&D expenses for the six months ended June 30, 2025, amounted to $1,155,436, an increase of $492,996, or 74.4%, compared to $662,440 for the six months ended June 30, 2024. The increase resulted mainly from labor costs due to the increased number of employees and contractors’ costs.

Selling and marketing expenses

Our selling and marketing expenses totaled $752,420 for the six months ended June 30, 2025, an increase of $236,019 or 45.7%, compared to $516,401 for the six months ended June 30, 2024. The increase resulted mainly from labor costs of $122,231, marketing services of $70,639 accompanied by an increase in travel and conferences participation costs of $19,832.

General and administrative expenses

Our general and administrative expenses totaled $1,670,513 for the six months ended June 30, 2025, an increase of $547,754. or 48.8%, compared to $1,122,759 for the six months ended June 30, 2024. The increase resulted mainly from non-cash expenses of $456,035 related to grants pursuant to our equity incentive plan and certain filing services.

Change in fair value of derivative warrant liabilities

In connection with our private placement in October 2023, or the PIPE, the Company issued warrants that are classified as liabilities and were measured at fair value upon issuance and revalued as of June 30, 2025. Non-cash incomes of $1,253,042 were recorded as the change in fair value for the six months ended June 30, 2025 reflecting the change in the fair value of the outstanding warrants and warrants that were exercised during the six months ended June 30, 2025.

Other finance income, net

Other finance income, net for the six months ended June 30, 2025, was $103,281, out of which $127,596 was interest income on short term deposits, partly offset by bank fees and other non-cash expenses of $24,315, compared to finance income, net of $135,115 for the six months ended June 30, 2024, out of which $161,032 was interest income on short term deposits, partly offset by bank fees and other non-cash expenses of $25,917.

Net loss and comprehensive loss

Net loss and comprehensive loss increased by $269,861, or 13.3%, to $2,295,955 for the six months ended June 30, 2025, compared to a net loss of $2,026,094 for the six months ended June 30, 2024. The increase was the result of changes in fair value of derivative warrant liabilities, along with an increase in expenses related to grants pursuant to our equity incentive plan along with an increase of operating expenses, as described above.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). A comprehensive discussion of our critical accounting policies is disclosed in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report Form 6-K.

Liquidity and Capital Resources.

Overview

We are in our early commercialization stage and do not generate significant revenue in this stage. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception in June 2013. Since our inception through the date of this this Report on Form 6-K, our operations have been funded substantially through issuances of our equity securities in public and private offerings, including in our initial public offering in July 2023, our private placement in October 2023, our registered direct offerings in February 2025 and August 2025, loans from related parties, SAFEs and government grants for research and development projects received from the IIA. As of June 30, 2025, we had approximately $4.8 million in cash, cash equivalents and short term deposits.

The table below presents our cash flows for the periods indicated:

	Six months ended June 30,
(in USD)	2025	2024

Operating activities	(3,069,751)	(2,003,481)

Investing activities	(2,529,181)	(132,969)

Financing activities	3,791,288	-

Net (decrease) in cash and cash equivalents	(1,813,284)	(2,139,300)

Operating Activities

Net cash used in operating activities during the six months ended June 30, 2025 was $3,069,751. Net cash used in operating activities during the six months ended June 30, 2024 was $2,003,481. The increase in the negative cash flow is consistent with the increase in the operational loss for the period compared

Investing Activities

Net cash used in investing activities increased by $2,396,212 to $2,529,181 for the six months ended June 30, 2025, compared to $132,969 for six months ended June 30, 2024. With respect to the increase, $2,500,000 was invested in short term bank deposits and $20,818 was used to purchase computers, general equipment and office equipment and $8,363 used to increase existing long-term restricted deposit, pledged as security in respect of guarantees granted by the bank to the Company’s landlords pursuant to the Company’s new lease agreement for its corporate offices and headquarters

Financing Activities

Net cash provided by financing activities during the six months ended June 30, 2025 was $3,791,288, which consisted of funds received from issuance of ordinary shares and pre-funded warrants, net of issuance costs in registered direct offering completed in February 2025, in an aggregate amount net of issuance costs of $2,532,495 and proceeds from exercise of series A warrants of $1,258,793 issued in our private placement in October 2023. Net cash provided by financing activities during the six months ended June 30, 2024 was $0.

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our ordinary shares and other equity securities in public and private offerings, loans from related parties and grants from the IIA, and more recently, we have begun to generate some revenues from sale of our products as we are in our early commercialization stage. We have incurred losses and generated negative cash flows from operations since inception in June 2013.

While management expects that we will require additional financing in the future to fund its operations until hawse have generated significant revenues, we expect that our existing cash and cash equivalents as of June 30, 2025, together with our anticipated revenue from existing customers pursuant to existing purchase orders, will be sufficient to fund our current operations and satisfy our obligations through the end of August 2026.

We expect to need additional capital to develop and commercialize our next-generation products, including apt detection and targeting systems for the new DefendAir products, as well as research and development in the field of precise and silent parachutes (DropAir) to differentiate and launch our products.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	our ability to market and sell our products and to generate more significant revenues;

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings, through the utilization of our current financial resources and sales of our products. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for commercialization efforts with respect to our products.

Government Grants and Related Royalties

We have developed drone safety systems, at least in part, with funds from IIA grants, and, accordingly, we would be obligated to pay these royalties on sales of the aforementioned products. Below is a description of our obligations in connection with the grants received from the IIA under the Research Law:

Local Manufacturing Obligation

As long as the manufacturing of our product candidates takes place in Israel and no technology funded with IIA grants is sold or out licensed to a non-Israeli entity, the maximum aggregate royalties paid would generally be up to the total amount of grants received, linked to the U.S. dollar and bearing interest. Until December 31, 2023, the interest was calculated at a rate based on an annual application of the LIBOR, applicable to U.S. dollar deposits, however, pursuant to the latest IIA regulations, as of January 31, 2024, IIA grants received after June 30, 2017, shall bear interest calculated at a rate based on an annual application of the SOFR, or at an alternative rate published by the Bank of Israel, plus approximately 0.72%.

We believe that this change would not have material impact on our results or our financial position.

Further, when a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

Under the terms of the Research Law, the products may be manufactured outside of Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of up to 10% of the manufacturing capacity in the aggregate, in which case a notice must be provided to the IIA and not be objected to by the IIA within 30 days of such notice).

Know-How Transfer Limitation

The Research Law restricts the ability to transfer know-how funded by the IIA outside of Israel. Transfer of IIA funded know-how outside of Israel requires prior approval of the IIA and may be subject to payments to the IIA, calculated according to formulae provided under the Research Law. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest accrued thereon (i.e. the total liability to the IIA, including accrued interest, multiplied by six). If we wish to transfer IIA funded know-how, the terms for approval will be determined according to the nature of the transaction and the consideration paid to us in connection with such transfer.

Approval of transfer of IIA funded know-how to another Israeli company may be granted only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel.

Change of Control

Any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint our directors or our chief executive officer or (iii) serves as one of our directors or as our chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder, if applicable) is required to notify the IIA and undertake to comply with the rules and regulations applicable to the grant programs of the IIA, including the restrictions on transfer described above.

Approval to manufacture products outside of Israel or consent to the transfer of IIA funded know-how, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer IIA funded know-how or manufacturing out of Israel.

The consideration available to our shareholders in a future transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.